82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 SEP 25 AM 7:21

Santos

Date: Thu 25 Sep 2003 02:06:19 AM EDT

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary w/e
25/09/03

Number of pages (incl. cover sheet): 2

dlw 9/25

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 25th September 2003

Wildcat Exploration Wells

NO EXPLORATION ACTIVITY WAS UNDERTAKEN DURING THE REPORTING PERIOD

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 25th September, 2003 Santos Limited also participated in 3 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 SEP 25 7:21

Santos

Date: Thu 25 Sep 2003 02:48:45 AM EDT

. To:
. SECURITIES EXCHANGE COMMISSION
. :
. :

. From: SANTOS LTD
. SANTOS HOUSE
. 91 KING WILLIAM STREET
. ADELAIDE SA 5000

Subject: Copy of document lodged today with the
. Australian Stock Exchange - Notice of
. ceasing to be a Substantial Shareholder
.

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Oil Company of Australia Limited

ACN/ARSN: 001 646 331

1. Details of substantial holder (1)

Name: Santos Limited (Santos) and its related bodies corporate
ACN (if applicable): 007 550 923

The holder ceased to be a substantial holder on 25 / 09 / 2003
The previous notice was given to the company on 4 / 09 / 2003
The previous notice was dated 4 / 09 / 2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
25/9/2003	Santos	Disposal of relevant interest resulting from acceptance of the takeover offer made by Origin Energy Limited under a bidder's statement dated 6 August 2003. A copy of the bidder's statement has been lodged with the ASX.	$50,120,845	11,793,140 ordinary shares	11,793,140

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos	Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
Each related body corporate of Santos	c/- Santos Limited, Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000

Signature

print name Michael George Roberts capacity Secretary

sign here date / /